


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 210 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~0155544~~ 18467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 2006 (MM/DD/YY) AND ENDING December 31 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba Maxwell Noll Investment Advisors
Maxwell Noll Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, No. 405
(No. and Street)

Pasadena (City) CA (State) 91106-3955 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber & Wainberg
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive, No. 500 Los Angeles, CA 90035
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard Eugene Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Investment Advisors, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed & Sworn to before me at Pasadena, CA on February 26, 2007

Signature

Chairman, CEO

Title

Notary Public


PETER BANOS
Commission # 1661125
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL, NOLL INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 450
Pasadena, CA 91106-3955

We have audited the accompanying statement of financial condition of Maxwell, Noll Inc. as of December 31, 2006 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2006 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber & Wainberg

February 12, 2007

MAXWELL, NOLL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank and with Broker	$ 88,275	
Due From Clearing Broker	15,740	
Interest Receivable	2,784	
Consulting Fees Receivable	5,187	
Prepaid Expenses	1,542	
Total Current Assets		$113,528
FIXED ASSETS		
Office Furniture and Equipment	15,267	
Less: Accumulated Depreciation	12,496	
Total Fixed Assets		2,771
OTHER ASSETS		
Security Deposit		2,814
Total Assets		$119,113

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 1,750	
Income and Franchise Tax Payable	1,690	
Total Current Liabilities		$ 3,440
OTHER LIABILITIES		
Deferred Taxes		416
Total Liabilities		3,856
STOCKHOLDERS' EQUITY		
Common Stock, Authorized 750 shares Issued and Outstanding 522 shares less 125 shares held as Treasury Stock	$ 52,200	
Paid in Capital	13,779	
Retained Earnings	96,684	
Less: Treasury Stock	(47,406)	
Total Stockholders' Equity		115,257
Total Liabilities and Stockholders' Equity		$119,113

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		
Consulting Income		$784,761
Commission Income		67,441
Interest Income		32,455
Gain on Sale of Investment Securities		7,177
TOTAL REVENUES		$ 891,834
EXPENSES		
Salaries	$615,932	
Pension Plan	55,302	
Insurance	52,252	
Rent	37,916	
Payroll Taxes	33,060	
Professional Fees	14,206	
Advertising & Promotion	11,710	
Office Expense	11,428	
Director Fees	10,878	
Dues, Subscriptions & Fees	10,527	
Quotation Expenses	7,747	
Entertainment & Travel	5,508	
Telephone	4,757	
Information Technology	2,158	
Other Expenses	2,047	
Maintenance	1,915	
Depreciation	1,074	
Total Expenses		878,417
Income (Loss) Before Provision for Income Taxes		13,417
Provision for Income Taxes		3,300
Net Income (Loss)		$ 10,117

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - Beginning of Year	$52,200	$ 13,779	$ 86,567	0	$ 6,166	$ 158,712
Net Income for the Year Ended December 31, 2006			10,117			10,117
Realized Gain for the Year Ended December 31, 2006					(6,166)	(6,166)
Purchase of Treasury Stock				(47,406)		(47,406)
Balance - End of Year	$52,200	$ 13,779	$ 96,684	$(47,406)	$ 0	$ 115,257

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income From Operations		$ 2,939
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Items Not Requiring Cash		
Depreciation		1,074
NET CHANGES IN ASSETS AND LIABILITIES		
Increase in Due From Clearing Broker		(1,921)
Decrease in Consulting Fees Receivable		2,071
Increase in Interest Receivable		(563)
Decrease in Prepaid Income Taxes		1,597
Decrease in Prepaid Expenses		6,680
Decrease in Accounts Payable and Accrued Expenses		(5,253)
Increase in Income Taxes Payable		1,690
Decrease in Deferred Taxes Payable		1,074
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		9,388
CASH PROVIDED (USED) BY INVESTING ACTIVITIES		
Proceeds from sale of Investment Securities	$10,477	
Purchase of Fixed Assets	(1,167)	
NET CASH PROVIDED BY INVESTING FACILITIES		9,310
NET CASH USED IN FINANCING ACTIVITIES		
Purchase of Shares held in Treasury		(47,406)
NET INCREASE (DECREASE) IN CASH		(28,708)
Balance, January 1, 2006		116,983
Balance, December 31, 2006		$ 88,275

Supplemental Information:

Franchise Taxes Paid	$ 160
Federal Income Taxes Refunded	(1,217)

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company is a NASD licensed broker-dealer. Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

Maxwell, Noll Investment Counsel, a division of Maxwell, Noll Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell, Noll Investment Counsel manages money on a fee basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of five to seven years, using the straight line method of depreciation.

FEDERAL AND STATE INCOME TAXES

Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. **CONCENTRATIONS OF CREDIT RISKS**

Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

3. **TREASURY STOCK**

During the year, the company acquired 125 shares of its issued and outstanding stock from a shareholder. There are no current plans to reissue the stock.

4. **EMPLOYEE BENEFITS PLAN**

The Company maintains a noncontributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. Contributions for the year ended December 31, 2006 were $55,302. The Company also has a voluntary Safe Harbor 401(k) Plan for employees. The nonelective contributions to the 401(k) plan are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued thereon.

5. **INCOME TAXES**

Corporate income tax expense for the fiscal year ending December 31, 2006 consists of the following.

	Current Payable	Deferred	Current Provision
Federal	$ 2001	$ 10	$ 2,011
State	1289	0	1,289
Total	$ 3,290	$ 10	$ 3,300

Temporary differences giving rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

6. **LEASE COMMITMENTS**

The Company is obligated under a lease commitment for the premises it occupies to June 30, 2008.

Minimum Annual Lease Payments are as follow:

2007	$36,048
2008	18,252
Total	$54,300

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

7. **NET CAPITAL REQUIREMENT**

The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $102,943 which was $ 52,943 in excess of its required net capital of $50,000. Its ratio for aggregate indebtedness to net capital was .03 to 1.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$115,257	$ 117,270	$ (2,013)
Non-Allowable Assets and Deductions	12,314	11,980	(334)
Haircuts on Securities	0	1,396	1,396
Net Capital	102,943	103,894	(951)
Required Net Capital	50,000	50,000	0
Excess Net Capital	$ 52,943	$ 53,894	$ (951)
Aggregate Indebtedness	$ 3,856	$ 1,509	$ 2,347
Percent of Aggregate Indebtedness to Net Capital	3.74%	1.45%	

Principal differences in the net capital computations are due accruals and adjustments made during the examination.

MAXWELL, NOLL INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2006

Supplementary Schedule 2

The company operates on a fully disclosed basis with Wedbush Morgan Securities.

Wedbush Morgan Securities confirm directly to customers and are responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3 (k)(2)(ii).

MAXWELL, NOLL INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2006

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Morgan Securities. If the company receives money or securities by mistake, it promptly forwards all money and/or securities received to Wedbush Morgan Securities thereby exempting Maxwell, Noll Inc. from Rule 15c3-3 as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

February 12, 2007

To the Board of Directors
Maxwell, Noll Inc.
600 S. Lake Avenue, Suite 450
Pasadena, CA 91106-3655

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Maxwell, Noll Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



ACKERMAN, MATTHEW, FIBER & WAINBERG

END